 Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three months ended March 31, 2024 Dated: May 13, 2024

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG info@magsilver.com

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Table of Contents

1.	INTRODUCTION	3
2.	DESCRIPTION OF BUSINESS	4
3.	HIGHLIGHTS – MARCH 31, 2024 & SUBSEQUENT TO THE QUARTER END	4
4.	RESULTS OF JUANICIPIO	7
5.	DEER TRAIL PROJECT	13
6.	LARDER PROJECT	15
7.	OUTLOOK	18
8.	SUMMARY OF QUARTERLY INFORMATION	20
9.	REVIEW OF FINANCIAL RESULTS	21
10.	FINANCIAL POSITION	23
11.	CASH FLOWS	25
12.	NON-IFRS MEASURES	26
13.	LIQUIDITY AND CAPITAL RESOURCES	32
14.	CONTRACTUAL OBLIGATIONS	34
15.	SHARE CAPITAL INFORMATION	35
16.	OTHER ITEMS	35
17.	TREND INFORMATION	37
18.	RISKS AND UNCERTAINTIES	38
19.	OFF-BALANCE SHEET ARRANGEMENTS	38
20.	RELATED PARTY TRANSACTIONS	39
21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS	41
22.	CHANGES IN ACCOUNTING STANDARDS	41
23.	CONTROLS AND PROCEDURES	41
24.	ADDITIONAL INFORMATION	42
25.	CAUTIONARY STATEMENTS	43

2

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three months ended March 31, 2024 (“Q1 2024”). It is prepared as of May 13, 2024 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2024 (“Q1 2024 Financial Statements”) together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Cautionary Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements – Cautionary Note Regarding Forward-Looking Statements” at the end of this MD&A.

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” and “Cautionary Statements – Cautionary Note to Investors Concerning Estimates of Mineral Resources” at the end of this MD&A.

Qualified Persons

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo, Geotechnical Director; both are “Qualified Persons” for the purposes of NI 43-101, Standards of Disclosure for Mineral Projects.

3

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

2.	DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) investment in the 4,000 tonnes per day (“tpd”) Juanicipio mine (the “Juanicipio Mine” or “Juanicipio”), operated by Fresnillo plc (“Fresnillo”) (56%). The Juanicipio Mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project (as defined below) in Utah and the 100% owned Larder Project (as defined below), located in the historically prolific Abitibi region of Canada.

3.	HIGHLIGHTS – MARCH 31, 2024 & SUBSEQUENT TO THE QUARTER END

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

✓	MAG reported net income of $14,895 ($0.14 per share) driven by income from Juanicipio (equity accounted) of $19,244, and adjusted EBITDA[1] of $32,447 for the three months ended March 31, 2024.

✓	A total of 325,683 tonnes of ore at a silver head grade of 476 grams per tonne (“g/t”) (equivalent silver head grade[2] 713 g/t), was processed at Juanicipio during Q1 2024.

✓	Juanicipio achieved silver production and equivalent silver production[2] of 4.5 and 6.4 million ounces, respectively, during Q1 2024.

✓	Juanicipio delivered robust cost performance with cash cost[1] of $2.50 per silver ounce sold ($8.66 per equivalent silver ounce sold3), and all-in sustaining cost[1] of $6.11 per silver ounce sold ($11.22 per equivalent silver ounce sold3) in Q1 2024.

✓	Juanicipio generated strong operating cash flow of $42,521 and free cash flow[1] of $27,820 in the first quarter of 2024 after tax payments of $25,772.

✓	Juanicipio returned a total of $17,459 in interest and loan principal repayments to MAG during Q1 2024.

1 Adjusted EBITDA, total cash costs, cash cost per ounce, all-in sustaining costs, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q1 2024 Financial Statements.

2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc.

3 Equivalent silver ounces sold have been calculated using realized price assumptions to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices of $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc.

4

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

✓	MAG published its updated technical report on Juanicipio on March 27, 2024 outlining robust economics with an after tax NPV of $1.2 billion over an initial 13-year life of mine, generating annual average free cash flow exceeding $130 million. Mineral Resources increased by 33% from the 2017 PEA, with substantial growth in Measured and Indicated categories. Inferred resources also expanded, highlighting significant near-term, high-grade upside potential. An inaugural 15.4 million tonnes Mineral Reserve Estimate at 628 g/t silver equivalent grade was declared enhancing economic confidence. Extensive exploration upside remains, with only 5% of the property explored, indicating high potential for further discoveries.

✓	MAG announced 2024 production and cost guidance with Juanicipio expected to produce between 14.3 million and 15.8 million silver ounces yielding between 13.2 million and 14.6 million payable silver ounces at all-in sustaining costs of between $9.50 and $10.50 per silver ounce sold. Juanicipio remains on track to achieve 2024 guidance.

✓	On March 22, 2024 the Company, through its Gatling Exploration Inc. subsidiary, acquired 100% ownership of the Goldstake property (contiguous to its current land holdings) from Goldstake Explorations Inc. and Transpacific Resources Inc., for consideration of C$5,000.

CORPORATE

✓	The Company is well underway with the preparation of its 2023 sustainability report underscoring its continued commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) commitments, practices and performance for 2023. A copy of MAG’s 2022 sustainability report and MAG Silver 2022 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports/[1].

EXPLORATION

✓	Juanicipio:

•	Infill drilling at Juanicipio continued in Q1 2024 from underground aimed at upgrading mineralization in areas expected to be mined in the near to mid-term. During Q1 2024, 11,271 metres were drilled from underground.
•	Surface drilling focused on expanding and upgrading the deeper zones and broader regional exploration started in April 2024.
•	During 2024, Juanicipio plans to drill a total of 50,000 metres, with 33,000 metres from underground and 17,000 metres from surface.

✓	Deer Trail Project, Utah:

•	On May 29, 2023 MAG started a Phase 3 drilling program focused on up to three porphyry “hub” target areas thought to be the source of the manto, skarn, epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. In late 2023 an early onset of winter snowfall impacted the commencement of the third porphyry “hub” target, which is now expected to be drilled in 2024. The two completed “hub” holes to date total 2,738 metres. Both holes intercepted alteration and mineralization in line with what is expected on the edges of porphyry systems. Follow-up drill targets are planned for summer 2024.

1 Information contained in or otherwise accessible through the Company’s website, including the 2022 sustainability report and MAG Silver 2022 ESG Data Table, do not form part of this MD&A and are not incorporated into this MD&A by reference.

5

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

•	With the early onset of snowfall, Phase 4 drilling focussed on lower elevations commenced in the last quarter of 2023 and continued through Q1 2024, aimed at offsetting the Carissa discovery and testing other high-potential targets in the Deer Trail mine area. During Q1 2024, 1,208 metres were drilled at Carissa with results pending.

✓	Larder Project, Ontario:

•	Drilling targeting Cheminis and Bear totalled 5,391 metres in Q1 2024. Targets tested include down plunge extension of the high-grade double knuckle at the Bear East zone and extending the Cheminis south mine sequence down plunge.
•

Cheminis Update: Follow-up drilling of the Cheminis South Cadillac-Larder Break (“CLD”) mine sequence down plunge is planned to test below the most recent intercepts. Hole GAT-24-026 intersected a new zone on the north side of the CLB within a fuchsite-silica-albite altered komatiite grading 3.9 g/t gold over 16 metres with 2 higher grade shoots associated with albite dykes (see Table 1 below).

•	Bear Update: Utilizing the updated model and incorporating the updated data from recent drilling, the Bear East zone was successfully extended down plunge by up to 1,100 metres depth. Hole GAT-24-024NB intersected gold mineralization on both sides of the CLB which confirms the presence of either another structural trap at depth or the continuation of the “double knuckle” zone at surface. Gold mineralization intersected on the north zone included 9.4 g/t gold over 2.2 metres within a strongly altered komatiite with syenite intrusions and 1.6 g/t gold over 4.2 metres on the south zone within the south iron-rich volcanics (see Table 1 below). Bear East remains open in all directions.

6

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Table 1: 2024 Larder Drillholes Highlights

Hole ID	From (m)	To (m)	Length (m)[1]	Gold (g/t)	Lithology	Target/Zone
GAT-24-024NB	1233.7	1244.0	10.3	2.3	Komatiites with Syenite Intrusions	North Bear Zone
Including	1234.1	1236.3	2.2	9.4	Syenite	North Bear Zone

and	1415.5	1419.7	4.2	1.6	South Volcanics	South Bear Zone

GAT-24-026	1127.0	1143.0	16.0	3.9	Green Komatiites with Albite dykes	North Cheminis Zone

Including	1134.3	1135.5	1.2	9.1	Green Komatiite with Albite dykes	North Cheminis Zone
Including	1137.4	1139.0	1.6	8.1	Green Komatiite with Albite dykes	North Cheminis Zone

4.	RESULTS OF JUANICIPIO

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns Juanicipio. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral, are collectively referred to herein as “Juanicipio” or the “Juanicipio Mine”.

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted. The Company’s attributable equity interest in Juanicipio is 44%. As the third quarter of 2023 was the first quarter of full commercial production, comparative information presented below together with associated per unit values, where applicable, are not directly comparable.

7

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months ended March 31, 2024 and 2023, unless otherwise noted.

	Three months ended
	March 31,	March 31,
Key mine performance data of Juanicipio (100% basis)	2024	2023

Metres developed (m)	4,069	3,450

Material mined (t)	325,081	223,632
Material processed (t)	325,683	222,023

Silver head grade (g/t)	476	363
Gold head grade (g/t)	1.33	1.07
Lead head grade (%)	1.35%	0.74%
Zinc head grade (%)	2.50%	1.45%

Equivalent silver head grade (g/t) (1)	713	530

Silver payable ounces (koz)	3,995	2,001
Gold payable ounces (koz)	8.90	5.29
Lead payable pounds (klb)	7,747	2,825
Zinc payable pounds (klb)	11,846	3,650

Equivalent silver payable ounces (koz) (2)	5,627	2,796

(1)	Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc (Q1 2023: $21.85/oz silver, $1,775/oz gold, $0.915/lb lead and $1.30/lb zinc).
(2)	Equivalent silver payable ounces have been calculated using realized price assumptions to translate gold, lead and zinc to “equivalent” silver payable ounces (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices of $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc (Q1 2023 realized prices of $22.93/oz silver, $1,959.50/oz gold, $0.94/lb lead and $1.43/lb zinc).

a)	Health and Safety

During the three months ended March 31, 2024 the Total Reportable Injury Frequency Rate (which includes Lost Time Injury and medical treatment or first aid cases reported per 1,000,000 hours worked) was 5.7 (three months ended March 31, 2023: 14.3) and the Total Lost Time Injury Frequency Rate was 4.1 (three months ended March 31, 2023: 9.8).

8

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

On March 31, 2024 there were 2,032 employees and contractors working at Juanicipio (523 employees and 1,509 contractors), for a total of 1,217,400 hours worked during Q1 2024.

b)	Underground Development

Total underground development to the end of Q1 2024 was approximately 78.93 km (49.04 miles), including 4.07 km (2.53 miles) completed during Q1 2024. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the Mineral Reserves over the full strike length of the Valdecañas Vein System;
•	making additional cross-cuts through the vein system and establishing new mining stopes; and
•	integrating additional ventilation and other associated underground infrastructure.

c)	Mining

During the three months ended March 31, 2024 a total of 325,081 tonnes of ore were mined. This represents an increase of 45% over Q1 2023. Increases in mined tonnages at Juanicipio have been driven by the operational ramp up of the mine towards steady state targets.

Due to the poor rock quality on parts of the western section of the upper Valdecañas Vein, cut and fill is still being used as a mining method for the higher levels in this section. The majority of production is currently coming from longhole stopes throughout all sections of the mine, and this is the preferred mining method for the remainder of the Valdecañas Vein.

d)	Processing

During the three months ended March 31, 2024 a total of 325,683 tonnes of ore were processed through the Juanicipio plant; no ore was processed at the nearby Fresnillo and Saucito processing plants (100% owned by Fresnillo). This represents an increase of 47% over Q1 2023. The increase in milled tonnage has been driven by the Juanicipio mill commissioning and operational ramp up to nameplate capacity over the course of 2023.

The silver head grade and equivalent silver head grade for the ore processed in the three months ended March 31, 2024 was 476 g/t and 713 g/t, respectively (three months ended March 31, 2023: 363 g/t and 530 g/t, respectively). Head grades in Q1 2023 were lower as low-grade commissioning stockpiles were processed through the Juanicipio plant. Silver metallurgical recovery during Q1 2024 was 89.1% (Q1 2023: 87.0%) reflecting ongoing optimizations in the processing plant.

9

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

e)	Total cash costs and AISC

The following table provides a summary of the total cash costs1 and all-in sustaining costs1 (“AISC”) of Juanicipio for the three months ended March 31, 2024, and 2023.

	Three months ended
	March 31,	March 31,
Key mine performance data of Juanicipio (100% basis)	2024	2023

Total cash costs (1)	9,973	22,439
Cash cost per silver ounce sold ($/oz) (1)	2.50	11.21
Cash cost per equivalent silver ounce sold ($/oz) (1)	8.66	14.55

All-in sustaining costs (1)	24,393	32,902
All-in sustaining cost per silver ounce sold ($/oz) (1)	6.11	16.44
All-in sustaining cost per equivalent silver ounce sold ($/oz) (1)	11.22	18.29

f)	Exploration Update

The Q1 2024 Juanicipio exploration program expenditures totalled $1,368 (Q1 2023: $2,133), for drilling designed to convert the Inferred Mineral Resources into Measured and Indicated Mineral Resources and to explore other parts of the Juanicipio concession. During the quarter, 11,271 metres was drilled from underground and focused on infilling the upper parts of the Valdecañas Vein System including the Valdecañas, Ramal 1, Anticipada and Venadas veins. Surface drilling, which is designed to infill and expand Valdecañas Vein at depth and test regional targets, started in April 2024. Drilling from both underground and surface are planned to continue throughout the year, totalling approximately 50,000 metres for 2024.

1 Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q1 2024 Financial Statements. Equivalent silver ounces sold have been calculated using realized price assumptions to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices of $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc (Q1 2023: $22.93/oz silver, $1,959.50/oz gold, $0.94/lb lead and $1.43/lb zinc).

10

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months ended March 31, 2024 and 2023.

	Three months ended
	March 31,	March 31,
	2024	2023
	$	$
Sales	123,689	51,482
Cost of sales:
Production cost	(36,787)	(27,378)
Depreciation and amortization	(22,038)	(7,955)
Gross profit	64,864	16,149
Consulting and administrative expenses	(4,189)	(1,499)
Extraordinary mining and other duties	(1,392)	(520)
Interest expense	(3,979)	(3,816)
Exchange losses and other	(1,297)	(2,864)
Net income before tax	54,007	7,451
Income tax expense	(14,249)	6,731
Net income (100% basis)	39,758	14,182
MAG’s 44% portion of net income	17,494	6,240
Interest on Juanicipio loans - MAG's 44%	1,751	1,679
MAG’s 44% equity income	19,244	7,919

Sales increased by $72,207 during the three months ended March 31, 2024, mainly due to 179% higher metal volumes and 2% higher realized metal prices.

Offsetting higher sales was higher production cost ($9,409) which was driven by higher sales and operational ramp-up in mining and processing, including $3,545 in inventory movements, and higher depreciation ($14,083) as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023. Operating margin increased by 21% to 52%, mainly due to operational leverage and the lower reliance on the nearby Fresnillo and Saucito processing facilities.

Other expenses increased by $2,159 mainly as a result of higher extraordinary mining and other duties ($872) in relation to higher precious metal revenues from the sale of concentrates and higher consulting and administrative expenses ($2,690) as an operator services agreement became effective upon initiation of commercial production (the “Operator Services Agreement”), offset by lower exchange losses and other costs ($1,566).

Taxes increased by $20,980 impacted by higher taxable profits generated during Q1 2024, and non-cash deferred tax credits related to the commencement of use of plant and equipment in Q1 2023.

11

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended March 31, 2024 (325,683 tonnes processed)				Three Months Ended March 31, 2023
Payable Metals	Quantity	Average Price $	Amount $	Amount $
Silver	3,994,614 ounces	23.73 per oz	94,810	45,875
Gold	8,904 ounces	2,112 per oz	18,807	10,367
Lead	3,514 tonnes	0.92 per lb.	7,100	2,661
Zinc	5,373 tonnes	1.08 per lb.	12,836	5,208
Treatment, refining, and other processing costs (2)			(9,864)	(12,629)
Sales			123,689	51,482
Production cost			(36,787)	(27,378)
Depreciation and amortization (1)			(22,038)	(7,955)
Gross Profit			64,864	16,149

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants for Q1 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Cash Flow Results

The following table provides a summary of cash flows for Juanicipio for the three months ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023
	$	$
Cash provided by (used in):
Operating activities	42,521	(29,910)
Investing activities	(14,492)	(19,004)
Financing activities	(39,891)	56,282
Impact of foreign exchange on cash and cash equivalents	(59)	(17)
Increase (decrease) in cash and cash equivalents during the period	(11,921)	7,351
Cash and cash equivalents, beginning of period	42,913	1,102
Cash and cash equivalents, end of period	30,991	8,454

12

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

a)	Cash flows from operating activities

During the three months ended March 31, 2024, cash flow from operating activities increased by $72,430 mainly as a result of higher operating margins driven by higher throughput, and lower tax payments of $13,829.

b)	Cash used in investing activities

During the three months ended March 31, 2024, the net cash used in investing activities decreased by $4,512. This decrease was mainly driven by lower initial capital development expenditures of $11,537 offset by higher sustaining capital expenditures of $7,835, as the project progressed from commissioning and operational ramp-up phase in Q1 2023 to steady operation phase in Q1 2024.

c)	Cash from (used in) financing activities

During the three months ended March 31, 2024, net cash used in financing activities increased by $96,174 due to $39,683 (three months ended March 31, 2023: $338) of loan and interest repayments to shareholders, offset by a nil (three months ended March 31, 2023: $56,800) cash injection from shareholders.

d)	Liquidity position

With commercial production declared on June 1, 2023 Juanicipio is demonstrating its ability to sustain nameplate production levels. Going forward, cash flow from operations, along with the cash held by Juanicipio at March 31, 2024 of $30,991 on a 100% basis, are expected to fund ongoing requirements.

5.	DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to acquire and consolidate 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual exploration expenditures ($28,941 expended to March 31, 2024) and $2,000 in advanced royalty payments ($850 paid to December 31, 2023), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied.

13

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The Company believes that the Deer Trail Project is a silver-rich Carbonate Replacement Deposit (“CRD”) related to one or more porphyry intrusive centres. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

MAG’s exploration focus is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick, high-potential Redwall Limestone host rock sequence that lies just below the interlayered sedimentary and limestone section that hosts the historical Deer Trail mine mineralization. Based on this concept, and the recognition of apparent “feeder” structures to mineralization in the Deer Trail mine, three surface holes totaling 3,927 metres were drilled in 2021’s Phase 1 program (see Press Release September 7, 2021 under the Company’s SEDAR+ profile at www.sedarplus.ca). These three holes successfully fulfilled all three initial objectives by:

1)	Confirming that the thick section of regionally known Redwall Limestone and other favorable carbonate host rocks continues below the Deer Trail mine;

2)	Confirming and projecting two suspected mineralization feeder structures to depth; and

3)	Intercepting high-grade mineralization related to those structures in host rocks beneath the limits of historical drilling.

A follow-up Phase 2 program was completed in Q1 2023, and included 12,157 metres in total, results were reported on January 17, 2023 and August 3, 2023 (see news releases dated January 17, 2023 and August 3, 2023 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

▪	The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems. The distinctly different mineralization styles of the separate zones are hallmark indicators of a significant, long-lived, multi-stage CRD, potentially sourced from a productive Porphyry Copper-Molybdenum intrusive center. Results obtained provide strong support for Phase 3 drilling, to seek that porphyry center.

▪	Carissa Zone Discovery: by far the most widespread mineralization and strongest alteration drilled on the property were cut by “Carissa Discovery” holes DT22-09 and 10. Both holes cut several hundred metres of progressively increasing Argentiferous (silver- bearing) Manganese-Oxide Mineralization (“AMOM”), marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasively mineralized skarn.

▪	A comprehensive data review was conducted in Q2 2023 following the completion of Phase 2 drilling which included revisiting previous holes, relogging of historic holes and interpretation/target generation. The result of this review opened a number of new targets and solidified the 3 targets of the Phase 3 drilling campaign.

In May of 2023 MAG started the Phase 3 drilling program focused on up to three porphyry “hub” target areas thought to be the source of the manto, skarn, epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target in late 2023, which is now expected to be drilled in 2024, and drilling then shifted to offset the Carissa discovery and test other high-potential targets (see Phase 4 below). The two completed “hub” holes to date total 2,738 metres. Both holes intercepted alteration and mineralization in line with what is expected on the edges of porphyry systems. Follow-up drill targets are planned for summer 2024.

14

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The current Phase 4 drilling program, which started in Q4 2023, follows up on the Carissa Zone Discovery. The goal of the current drill program is to intercept mineralization closer to source with three strategically planned holes. To date, two of these holes have been completed. During Q1 2024, 1,208 metres were drilled at Carissa and results are pending.

During the three months ended March 31, 2024, and year ended December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on the Deer Trail Project:

	March 31,	December 31,
	2024	2023
	$	$
Deer Trail Project
Option and other payments	—	275
Total acquisition costs	—	275
Drilling and geotechnical	1,849	5,854
Camp and site costs	205	875
Land taxes and government fees	4	213
Legal, community and other consultation costs	70	343
Travel	40	190
Total for the period	2,168	7,750
Balance, beginning of period	27,315	19,565
Total Deer Trail Project cost	29,483	27,315

6.	LARDER PROJECT

BACKGROUND AND HISTORY

On May 20, 2022, the Company completed the acquisition of Gatling Exploration Inc. (“Gatling”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Gatling Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder project located in the historically prolific Abitibi greenstone belt in Northern Ontario, Canada (the “Larder Project”).

15

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Through the acquisition of Gatling in 2022, the Company acquired 100% of the Larder Project in Ontario, for which the Company recognized $15,187 in exploration and evaluation assets.

The Larder Project hosts three gold zones along the Cadillac-Larder Break, 35 km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with individual mineral claims and varying payments upon a production announcement. MAG retained the Larder Project exploration team and has since added to it.

The Larder Project includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 8.7 km of strike length on the Cadillac-Larder Break, a historically highly productive regional first-order shear structure. MAG is applying an integrated district-scale exploration model and modern technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region and along neighboring segments of the Cadillac-Larder Break. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics should uncover numerous targets in this highly gold mineralized region.

Unlike in many other shear-hosted gold deposits, where mineralization occurs principally along second or third-order structures splaying off a first-order structure, the Larder Project segment of the Break also has concentrated ore shoots along the first-order structure. This relationship appears similar to that in well-known neighbouring and nearby gold camps along the Break such as the Kerr-Addison mine (approximately 5 km to the east) and the Kirkland Lake district (approximately 35 km to the west). The Larder Project segment lacks systematic exploration, especially to depths below 500 metres on the main Break, so MAG will be focusing initial efforts along the Break proper. Subsequent focus will include exploration of the many known and geophysically indicated, 2nd and 3rd order structures that occur throughout the balance of the sparsely explored claim package. The Kir Vit prospect within the Larder Project claim package is the most advanced of these and appears hosted by the same structure as the Upper Beaver mine owned by Agnico Eagle Mines Limited currently awaiting a construction decision a few kilometres to the west.

The Larder Project has numerous non-technical advantages. It lies in a mining-friendly jurisdiction with a very long history of mining. There are First Nation agreements in place, with positive ongoing dialogue. No significant environmental legacies are known. Infrastructure (electrical, gas, highway, water) and access are excellent; exploration costs are relatively low; experienced labour is readily available in the area; and permitting is streamlined, predictable and timely. Importantly, many initial targets can be drilled from existing permitted pads.

MAG anticipates that the mineralization style and characteristics of this property may be similar to neighbouring major camps. No assurance of this can be made however, and readers are cautioned that, as the Company’s exploration and drilling programs at the Larder Project advance, results may prove to be materially different from those characterizing adjacent properties.

MAG initiated a comprehensive data review and initial drilling campaign in the second half of 2022. The drilling program was focused below and lateral to previously identified mineralization. During Q1 2023, MAG drilled 7 holes (4,562 metres total) at Swansea over a strike length of 700 metres to test geophysical targets and ultimately assess the potential for a major gold discovery in this otherwise underexplored region of the property. All holes drilled at Swansea intercepted multiple geological and structural zones associated with gold mineralization with 6 of 7 holes having intercepts over 1 g/t gold, proving the high potential for a discovery in this area.

16

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Following the Swansea drill testing, the Larder Project team paused drilling and commenced a property-wide re-examination of all existing technical data which included review of all historical drilling, selective relogging, re-assaying of all available pulps with 4-acid digestion, additional geophysics, field mapping and sampling. These datasets are now undergoing systematic reinterpretation to build a unified project model for developing a pipeline of well-defined drill targets. Drill targets were derived by incorporating new geophysical, geological and geochemical data with a property-wide re-examination of all existing technical data and concepts. This produced new models resulting in the identification of numerous structural and lithological targets associated with known gold mineralization on the property. The team has amassed a large inventory of identified targets to drill.

On July 12, 2023, drilling resumed at the Larder Project to test identified targets on the Cheminis and Bear zones by end of the year. During Q1 2024, 3,183 metres were drilled at Cheminis and 2,208 metres at Bear for a total of 5,391 metres. Current results have extended the Bear East zone at depth to 1,100 metres and further defined the Cheminis mine sequence to 700 metres below surface including a new intersection of a gold zone on the north side of the CLB that has never been tested before. (see ‘Table 1 from Highlights – Exploration’ section above for associated results).

On March 22, 2024 the Company, through its Gatling Exploration Inc. subsidiary, acquired 100% ownership of the Goldstake property, contiguous to its Larder Project, from Goldstake Explorations Inc. and Transpacific Resources Inc., for consideration of C$5,000. The Goldstake property has seen minimal exploration activity, however displays hallmark features, common in large orogenic gold camps in the region including identified 2nd & 3rd order structures with shallow historical high-grade intercepts of 29.46 g/t gold over 10 metres and 28.65 g/t gold over 3 metres which are open at depth.

17

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

During the three months ended March 31, 2024, and year ended December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on the Larder Project:

	March 31,	December 31,
	2024	2023
	$	$
Larder Project
Acquisition of Goldstake Property	3,752	—
Total acquisition costs	3,752	—
Drilling and geotechnical	2,303	6,357
Camp and site costs	802	772
Land taxes and government fees	20	43
Legal, community and other consultation costs	109	347
Travel	29	109
Total for the period	7,015	7,628
Balance, beginning of period	25,322	17,694
Total Larder Project cost	32,337	25,322

7.	OUTLOOK

Juanicipio Outlook

Substantially all material mined at Juanicipio is now being processed through the Juanicipio processing facility, with the resulting lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex Peñoles, S.A. de C.V. (an affiliate of Fresnillo). The Operator Services Agreement became effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine for a fee of $13,000 per annum. With the plant operating at nameplate capacity, the focus is now on ongoing cost and operational optimization.

As reported by Fresnillo, Juanicipio’s operator, silver head grade at Juanicipio is expected to range between 380 g/t and 420 g/t for 2024. In 2024 the processing facility is expected to operate at an average of 4,000 tonnes per operating day at a planned availability of 91%.

MAG published its updated technical report on Juanicipio on March 27, 2024, providing more definitive guidance and solidifying the outlook for the Juanicipio Mine. Concurrent with the filing of the technical report, MAG announced 2024 production and cost guidance for Juanicipio which is expected to produce between 14.3 million and 15.8 million silver ounces yielding between 13.2 million and 14.6 million payable silver ounces at all-in sustaining costs of between $9.50 and $10.50 per silver ounce sold.

18

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Deer Trail Outlook

An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target in late 2023, which is now expected to be drilled in 2024. The planned 2024 exploration program at the Deer Trail Project includes a total of 7,500 metres of drilling to test around the Carissa Discovery as well as other targets near the historic Deer Trail mine with drilling shifting to the higher elevation “hub” targets in the late spring after the snowpack melt.

Larder Project Outlook

The planned 2024 exploration program at the Larder Project includes drilling a minimum of 35,000 metres with multiple rigs. Targets include 2nd and 3rd order structures that have been identified from the 2023 target generation program (geophysical, geochemical, and geological) as well as continuing to expand known zones at the Fernland, Cheminis and Bear zones. Additional geophysical surveys and field programs are expected to be completed in 2024 to add additional targets to the already rich pipeline portfolio. With the completion of the Goldstake property acquisition in March 2024, the geological team at the Larder Project expects to conduct a large comprehensive field program in the summer of 2024 with subsequent supplementary surveys to follow. MAG expects this to generate a new pipeline of drill targets in 2025 to add to the existing targets along the CLB main break and 2nd, and 3rd order structures.

19

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

8.	SUMMARY OF QUARTERLY INFORMATION

Selected Quarterly Information

The following table summarizes selected financial data for the Company’s eight most recently completed financial quarters. The information set forth below should be read in conjunction with the consolidated financial statements and related notes thereto. All figures are reported in accordance with IFRS.

	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Income from equity accounted investment in Juanicipio (3)	19,244	21,069	13,692	22,419	7,919	2,877	11,781	12,347
Interest income (1)	827	726	663	641	564	295	216	18
Other income (4)	537	388	269	233	127	—	—	—
General and administrative expenses	4,109	2,995	4,094	3,233	3,272	3,797	3,003	3,282
Net income (loss) (2)	14,895	15,694	8,862	19,390	4,713	(825)	8,227	7,562
Net income (loss) per share	0.14	0.14	0.09	0.19	0.05	(0.01)	0.08	0.08
Diluted net income (loss) per share	0.14	0.14	0.09	0.19	0.05	(0.01)	0.08	0.08

Notes:

(1)	The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Results of the Juanicipio’ above) as applicable.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results”.

(3)

Income from equity accounted investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets being brought into use as well as fluctuating feed grades as the operations approached steady state. Q4 2022 lower income from equity accounted investment in Juanicipio versus Q2-Q3 2022 is mainly due to a lower silver grade from tonnes processed, ranging between 19% and 27% against comparative period. Q2 2023 through Q1 2024 higher incomes from equity accounted investment in Juanicipio is mainly due to processing of more ore than in prior periods as Juanicipio transitioned through mill commissioning, operational ramp-up, and ultimately achieved nameplate production levels during September 2023 (see ‘Results of Juanicipio’ above).

(4)	On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement of common shares in the capital of the Company issued on a “flow-through” basis within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”), for which the Company recorded a $2,986 flow-through share premium liability. As eligible expenditures are incurred, the Company records associated amortization of flow-through share premium liability in other income.

20

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

9.	REVIEW OF FINANCIAL RESULTS

Three months ended March 31, 2024 vs. Three months ended March 31, 2023

	For the three months ended
	March 31,	March 31,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	19,244	7,919
General and administrative expenses	(4,109)	(3,272)
General exploration and business development	(357)	(102)
Operating Income	14,778	4,545

Interest income	827	564
Other income	537	127
Foreign exchange loss	(163)	(180)
Income before income tax	15,979	5,056

Deferred income tax expense	(1,084)	(343)

Net income	14,895	4,713

Income from equity accounted investment in Juanicipio increased to $19,244 for the three months ended March 31, 2024 (March 31, 2023: $7,919), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $4,109 during the three months ended March 31, 2024 (March 31, 2023: $3,272) due to:

•	Juanicipio oversight costs now being expensed through profit and loss subsequent to the declaration of commercial production at Juanicipio in June 2023 ($266);
•	increase in share-based compensation to $966 (March 31, 2023: $763) mainly due to the appointment of an independent director in January 2024;
•	increase in depreciation and amortization expense to $145 (March 31, 2023: $10) mainly due to Juanicipio achieving commercial production in June 2023, resulting in recording amortization of accumulated capitalized Juanicipio oversight expenditures; and
•	increase in general office expenses to $247 (March 31, 2023: $144) mainly due to regulatory charges incurred in relation to the Company’s Flow-Through Shares financing.

General exploration and business development expenses increased to $357 during the three months ended March 31, 2024 (March 31, 2023: $102) due to property holding costs consisting mainly of legal, licence renewal, and storage fees at Cinco de Mayo.

21

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Interest income increased to $827 during the three months ended March 31, 2024 (March 31, 2023: $564) as a result of higher cash balances and interest rates compared to the comparative period.

Other income of $537 during the three months ended March 31, 2024 (March 31, 2023: $127) is attributable to the amortization of the flow-through share premium liability.

Deferred income tax expense of $1,084 during the three months ended March 31, 2024 (March 31, 2023: $343) is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Other Comprehensive Income (Loss):

	For the three months ended
	March 31,	March 31,
	2024	2023
	$	$

Net income	14,895	4,713

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(2)	(1)
Other comprehensive loss	(2)	(1)
Total comprehensive income	14,893	4,712

In other comprehensive (loss) income during the three months ended March 31, 2024, MAG recorded an unrealized mark-to-market loss of $2 (March 31, 2023: $1 mark-to-market loss) on equity securities.

22

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

10.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at March 31, 2024 and December 31, 2023:

	March 31,	December 31,
	2024	2023
	$	$
Assets
Current assets
Cash	74,683	68,707
Other current assets	3,482	3,346
Total current assets	78,165	72,053
Non-current assets
Investment in Juanicipio	397,012	394,622
Exploration and evaluation assets	61,820	52,637
Deferred financing fees	823	909
Property and equipment	279	301
Investments	6	8
	459,940	448,477
Total assets	538,105	520,530
Liabilities
Current liabilities	5,332	4,791
Non-current liabilities	10,066	8,982
Total liabilities	15,398	13,773
Total equity	522,707	506,757
Total liabilities and equity	538,105	520,530

Cash totalled $74,683 as at March 31, 2024 compared to $68,707 at December 31, 2023, with the increase primarily attributable to $17,459 of Juanicipio loan principal repayments and interest received (see below ‘Company’s investment in Juanicipio’ section), offset by $5,054 in Exploration and Evaluation expenditures and $3,752 attributable to the acquisition of the Goldstake property (see below ‘Cash Flows - Investing Activities’ section).

Other current assets as at March 31, 2024 include accounts receivable of $1,032 (December 31, 2023: $1,559) and prepaid expenses of $2,450 (March 31, 2023: $1,787).

The equity accounted investment in Juanicipio balance increased from $394,622 at December 31, 2023 to $397,012 at March 31, 2024 and reflects MAG’s share of earnings from Juanicipio and its ongoing equity accounted investment in Juanicipio, as discussed below in ‘Company’s investment in Juanicipio’.

23

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Exploration and evaluation assets as at March 31, 2024 increased to $61,820 (December 31, 2023: $52,637) reflecting exploration expenditures incurred on the Deer Trail Project ($2,168) and the Larder Project ($3,263 as well as  $3,752 for the acquisition of the Goldstake property) during the three months ended March 31, 2024.

Current liabilities as at March 31, 2024 increased to $5,332 (December 31, 2023: $4,791) driven primarily by an increase in trade and other payables as a result of payroll and director fee accruals.

Non-current liabilities of $10,066 as at March 31, 2024 (December 31, 2023: $8,982) includes a $484 reclamation provision (December 31, 2023: $484), and a deferred income tax liability of $9,582 (December 31, 2022: $8,498). The latter is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Company’s investment in Juanicipio

The following table provides a summary of the Company’s investment relating to its interest in Juanicipio as at March 31, 2024 and December 31, 2023:

	March 31,	December 31,
	2024	2023
	$	$
Balance, beginning of period	394,622	338,316
Juanicipio oversight expenditures incurred 100% by MAG	—	384
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(129)	(305)
Loan repayment from Juanicipio	(14,975)	(25,714)
Cash contributions and advances to Juanicipio	—	24,992
Total for the period	(15,104)	(642)
Income from equity accounted Investment in Juanicipio	19,244	65,099
Interest earned, net of recontributions, reclassified to accounts receivable	(1,751)	(8,150)
Balance, end of period	397,012	394,622

During the three months ended March 31, 2024 the Company did not capitalize any Juanicipio oversight expenditures, as following the declaration of commercial production in June 2023, the Company started expensing Juanicipio oversight expenditures and recording amortization of accumulated capitalized Juanicipio oversight expenditures.

24

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

11.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three months ended March 31, 2024 and March 31, 2023:

	For the three months ended,
	March 31,	March 31,
	2024	2023
	$	$
Operating activities before movements in non-cash
working capital	(2,657)	(2,042)
Movements in non-cash working capital	(33)	(1,064)
Operating activities	(2,690)	(3,106)
Investing activities	8,653	(27,989)
Financing activities	(39)	55,875

Effect of exchange rate changes on cash	52	(122)
Decrease in cash during the period	5,976	24,658
Cash, beginning of period	68,707	29,955
Cash, end of period	74,683	54,613

Operating Activities

During the three months ended March 31, 2024, MAG used $2,690 in cash for operations (March 31, 2023: $3,106) due to the payment of corporate office expenses. The decrease in cash used for operations was largely driven by changes in working capital items mainly in trade and other payables.

Investing Activities

During the three months ended March 31, 2024 cash from investing activities amounted to $8,653 (March 31, 2023: cash used $27,989). The decrease in cash used in investing activities was driven by loan and interest repayments from Juanicipio of $17,459 (March 31, 2023: cash used $149) offset by cash contributions to Juanicipio of nil (March 31, 2023: $25,159). Additionally, $8,806 (including $3,752 for the acquisition of the Goldstake property) was used in exploration and evaluation expenditures across the Deer Trail and Larder Projects (March 31, 2023: $2,979).

Financing Activities

During the three months ended March 31, 2024 cash used in financing activities, mainly consisting of payments on the Company’s office lease, amounted to $39 (March 31, 2023: cash received $55,875). The increase in cash used in financing activities was driven by equity financings completed in Q1 2023. On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares at a price of $14.65 per common share. On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 Flow-Through Shares at a price of $17.67 (C$23.75) per Flow-Through Share. Share issuance costs for both equity financings amounted to $3,942 yielding net proceeds of $55,749.

25

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

12.	NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Juanicipio does not calculate this information for use by both shareholders (Fresnillo 56%, and MAG 44%), rather it is calculated by the Company solely for the Company’s own disclosure purposes and may differ from the non-IFRS measures calculated and presented by Fresnillo.

Cash cost per ounce

The Company has included the non-IFRS performance measure cash cost per ounce on a by-product basis throughout this MD&A. In the gold and silver mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold and silver mining companies. Management uses cash cost per ounce to monitor the operating performance of Juanicipio. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate cash cost per ounce differently.

26

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the Q1 2024 Financial Statements.

	Three months ended March 31,
(in thousands of US$, except per ounce amounts)	2024	2023
Production cost as reported	36,787	27,378
Depreciation on inventory movements	673	149
Adjusted production cost	37,460	27,527
Treatment, refining, and other processing costs	9,864	12,629
By-product revenues (2)	(38,743)	(18,236)
Extraordinary mining and other duties	1,392	520
Total cash costs (1)	9,973	22,439
Silver ounces sold	3,994,614	2,000,974
Equivalent silver ounces sold (3)	5,626,959	2,796,391
Cash cost per silver ounce sold ($/ounce)	2.50	11.21
Cash cost per equivalent silver ounce sold ($/ounce)	8.66	14.55

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for total cash costs together with their associated per unit values are not directly comparable.
(2)	By-product revenues relates to the sale of other metals namely gold, lead, and zinc.
(3)	Equivalent silver payable ounces have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver payable ounces (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices: $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc (Q1 2023: $22.93/oz silver, $1,959.50/oz gold, $0.94/lb lead and $1.43/lb zinc).

All-in sustaining cost per ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world’s leading gold mining companies was established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining cost per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining and producing an ounce of gold. The Company, in applying the same methodology for its silver production, has adopted the reporting of “all-in sustaining cost per silver ounce”, which is a non-IFRS performance measure. The Company believes that the all-in sustaining cost per silver ounce measure provides additional insight into the costs of producing silver by capturing all of the expenditures required for the discovery, development and sustaining of silver production and allows the Company to assess Juanicipio’s ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate Juanicipio’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Other companies may calculate all-in sustaining cost per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

27

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

All-in sustaining costs adjust “Total cash costs” for general and administrative expenses (“G&A expenses”), exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs. Exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs are not line items on Juanicipio’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine silver ounce production at a mine site.

A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining capital expenditures exclude all expenditures at Juanicipio which are deemed expansionary in nature, see reconciliation below. Accretion on reclamation and closure costs represents the growth in Juanicipio’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of closure and reclamation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Juanicipio’s results as disclosed in the notes to the Q1 2024 Financial Statements.

The following table provides a reconciliation of AISC of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q1 2024 Financial Statements.

	Three months ended March 31,
(in thousands of US$, except per ounce amounts)	2024	2023
Total cash costs	9,973	22,439
General and administrative expenses	4,189	1,499
Exploration	1,368	2,133
Sustaining capital expenditures	8,598	6,598
Sustaining lease payments	208	179
Interest on lease liabilities	(16)	(6)
Accretion on closure and reclamation costs	72	59
All-in sustaining costs (1)	24,393	32,902
Silver ounces sold	3,994,614	2,000,974
Equivalent silver ounces sold (2)	5,626,959	2,796,391
All-in sustaining cost per silver ounce sold ($/ounce)	6.11	16.44
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	11.22	18.29
Average realized price per silver ounce sold ($/ounce)	23.73	22.93
All-in sustaining margin ($/ounce)	17.63	6.48
All-in sustaining margin ($/equivalent ounce)	12.51	4.64
All-in sustaining margin	70,417	12,973

28

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs and all-in sustaining margin together with their associated per unit values are not directly comparable.
(2)	Equivalent silver payable ounces have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver payable ounces (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices: $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc, (Q1 2023 realized prices: $22.93/oz silver, $1,959.50/oz gold, $0.94/lb lead and $1.43/lb zinc).

For the three months ended March 31, 2024 the Company incurred corporate G&A expenses of $3,964 (three months ended March 31, 2023: $3,262), which exclude depreciation expense.

The Company’s attributable silver ounces sold and equivalent silver ounces sold for the three months ended March 31, 2024 were 1,757,630 and 2,475,862 respectively (three months ended March 31, 2023: 880,429 and 1,230,412 respectively), resulting in additional all-in sustaining cost for the Company of $2.26/oz and $1.60/oz respectively (three months ended March 31, 2023: $3.71/oz and $2.65/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

The following table reconciles sustaining capital expenditures (including exploration expenditures) to cash flow used in investing activities of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q1 2024 Financial Statements.

	Three months ended March 31,
(in thousands of US$)	2024	2023
Cash used in investing activities - Juanicipio	14,492	19,004
Less:
Development expenditures (1)	(19)	(11,557)
Change in accounts payable and deposits related to capital expenditures not included in AISC	(4,507)	1,284
Total sustaining capital expenditures (including exploration) (1)	9,966	8,731
Less capitalized exploration expenditures	(1,368)	(2,133)
Total sustaining capital expenditures (1)	8,598	6,598

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for sustaining and development capital expenditures are not directly comparable.

29

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

EBITDA and Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization (“EBITDA”) provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of Juanicipio. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the Q1 2024 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended March 31,
(in thousands of US$)	2024	2023
Net income after tax	14,895	4,713
Add back (deduct):
Taxes	1,084	343
Depreciation and depletion	145	10
Finance costs (income and expenses)	(1,201)	(511)
EBITDA (1)	14,923	4,555
Add back (deduct):
Adjustment for non-cash share-based compensation	966	763
Share of net earnings related to Juanicipio	(19,244)	(7,919)
MAG attributable interest in Junicipio Adjusted EBITDA	35,802	9,718
Adjusted EBITDA (1)	32,447	7,117

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

30

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The following table reconciles Juanicipio’s EBITDA and Adjusted EBITDA for the three months ended March 31, 2024 and 2023 to the results of Juanicipio as disclosed in Note 5 to the Q1 2024 Financial Statements.

	Three months ended March 31,
(in thousands of US$)	2024	2023
Juanicipio net income after tax	39,758	14,182
Add back (deduct):
Juanicipio taxes	14,249	(6,731)
Juanicipio depreciation and depletion	22,038	7,955
Juanicipio finance costs (income and expenses)	5,276	6,680
Juanicipio EBITDA (1)	81,321	22,086
Add back (deduct):
Fixed asset write-down	47	-
Juanicipio adjusted EBITDA (1)	81,368	22,086
MAG's attributable interest in Juanicipio adjusted EBITDA	35,802	9,718

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

While the above figures reflect an estimate of the Company’s “attributable interest” in adjusted EBITDA generated from Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

Free Cash Flow

The Company uses the financial measure free cash flow, which is a non-IFRS financial measure, to supplement information in its consolidated financial statements. Free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate Juanicipio’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flow from operating activities of Juanicipio adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

31

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in Note 5 of the Q1 2024 Financial Statements.

	Three months ended March 31,
(in thousands of US$)	2024	2023
Cash flow from operating activities	42,521	(29,910)
Less:
Cash flow used in investing activities	(14,492)	(19,004)
Sustaining lease payments	(208)	(179)
Juanicipio free cash flow (1)	27,820	(49,093)

(1)	As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

While the above figures reflect free cash flow generated at Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

13.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2024, MAG had working capital (current assets less current liabilities) of $72,833 (December 31, 2023: $67,262) including cash of $74,683 (December 31, 2023: $68,707) and no long-term debt. At March 31, 2024, Juanicipio had working capital of $107,088 (December 31, 2023: working capital $86,336) including cash of $30,991 (December 31, 2023: $42,913) (MAG’s attributable share is 44%). Future liquidity may depend upon the Company’s ability to repatriate capital from Juanicipio, arrange debt or additional equity financing.

Revolving Credit Facility

In October 2023 the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”). There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The Credit Facility bears interest on a sliding scale of SOFR or the lenders Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be paid back in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at March 31, 2024, the Company is in compliance with all applicable covenants.

32

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

As of March 31, 2024, the Company has not drawn down any funds from its revolving credit facility, and as a result expensed $49 of commitment fees.

Miscellaneous Expenditures

Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities, for which the Company estimates it has the ability to fund the next 12 months of expenditures. The Company may, in the future, need to raise additional capital in order to meet these funding requirements. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings.

Expected Use of Proceeds and Financings

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, including 170,000 common shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per common share. A reconciliation of the expected use of net proceeds disclosed in the Company’s short form prospectus dated February 2, 2023 against the actual use of net proceeds as at March 31, 2024 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to Juanicipio, the Deer Trail Project and other projects	17,600	14,506	(1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio (3)	14,200	—
Working capital and general corporate purposes (3)	11,700	9,468	(2)
Variance in previously disclosed expected use of proceeds (3)	—	16,432
Total	43,500	40,401

(1)	The Company anticipates $3,094 of the remaining proceeds from the offering will be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)	The Company has now spent the full $9,468 proceeds from the offering allocated to working capital and general corporate purposes, future spending from this category is expected to be funded by cash flows from its investment in Juanicipio.

(3)	All proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio, and $2,232 expected to be applied to working capital and general corporate purposes, were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

33

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

As noted above in ‘Cash Flows’, MAG expended $5,054, net of $3,079 flow-through eligible expenditures at the Larder Project (year ended December 31, 2023: $15,862), on its exploration and evaluation properties (excluding Juanicipio’s exploration expenditures as directly funded by Juanicipio) in the three months ended March 31, 2024, corresponding to the exploration expenditures in the first category in the table above ($3,094 remaining). Furthermore, during the three months ended March 31, 2024, out of $2,685 total cash spend, MAG used the remainder $1,478 proceeds (year ended December 31, 2023: $8,272) for operations corresponding to working capital and general corporate purposes, corresponding to the third category in the table above (nil remaining). Future spending to working capital and general corporate purposes is expected to be funded by cash flows from MAG’s investment in Juanicipio.

In March 2023, MAG advanced $24,992 to Juanicipio and estimates that the full amount was used to extinguish substantial tax and mining duty obligations not included in the initial project capital, constituting a re-allocation in the initially anticipated use of funds of $14,200 and $2,232 previously disclosed in the second category (nil remaining) and third category (nil remaining) respectively, of the foregoing table. Given the variances mentioned above, the Company does not expect any adverse impact on its ability to achieve business objectives and milestones.

Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share. Total proceeds are intended for the Larder Project, whereby plans were finalized for exploration programs in 2023 and 2024 and are now being executed. For the three months ended March 31, 2024, the Company incurred $3,079 of eligible spend at the Larder Project ($8,218 remaining). Other than as set forth above, it is expected that the full use of proceeds from each of the above noted offerings, once expended, will align with the above estimates, and the actuals will be reported in future MD&A, however, there can be no assurances that the above objectives will be completed as circumstances may change and a reallocation of the funds may be necessary in order for the Company to achieve its stated business objectives.

14.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at March 31, 2024 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	—	—	—	—	—
Financing and consulting contractual commitments	802	256	546	—	—
Office lease commitments	2,148	63	385	410	1,290
Total Obligations and Commitments (2)	2,950	319	931	410	1,290

1)	According to the operator, Fresnillo, as at March 31, 2024, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $6,880 (December 31, 2023: $13,779) with respect to Juanicipio, both on a 100% basis.

34

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

2)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 16 of the Q1 2024 Financial Statements. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the year ended March 31, 2024.

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at May 13, 2024, the following common shares, stock options, replacement stock options and warrants, restricted share units, PSUs, and deferred share units were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life
Common shares	103,143,078	n/a	n/a
Stock options	1,226,214	C$13.46 – C$23.53	0.03 to 4.00 years
Replacement stock options	183,885	C$21.40 – C$21.93	0.30 to 0.37 years
Performance Share Units (“PSUs”) (1)	413,903	1:1 (1)	0.91 to 4.00 years
Restricted Share Units(“RSUs”)	531,106	1:1	0.03 to 4.00 years
Deferred Share Units (“DSUs”) (2)	11,692	1:1	n/a (2)
Fully Diluted	105,509,878

(1) Includes 60,297 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 10,541 PSUs to 110,052 PSUs.

(2) To be share settled, but no common shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local community, or “local ejido”.

35

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks.  A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced any material information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

•	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
•	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
•	adopting practices to reduce third-party cyber security risks;
•	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
•	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
•	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

36

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

17.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine and Israel-Hamas conflicts, supply chain disruptions and rising interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG’s liquidity is affected by the results of its own acquisition, exploration and advancement of mineral projects activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounters First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenges and, if a challenge is successful, the Company’s interest in a property could be materially adversely affected.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023 bringing the amendments into law on May 9, 2023. The Company is conducting a thorough review and evaluation of potential implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and are pending adjudication. Juanicipio is committed to monitoring these judicial proceedings with the utmost attention.

37

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca and incorporated by reference herein.

The Credit Facility includes certain customary restrictive covenants. The Company does not currently anticipate any significant risk in complying with the financial ratios or financial covenants contained in the Credit Facility. However, if the current facts and circumstances faced by the Company were to change due to unexpected operational issues or due to other factors beyond the Company’s control, such changes could result in the Company being subject to certain restrictions under, or being found in default of, the Credit Facility. Future exploration work and development of the properties in which the Company has an interest may depend upon the Company’s ability to repatriate capital from its interest in the Juanicipio Mine, obtain financing through joint venturing of projects, raise additional debt or equity finance, maintain the Credit Facility or raise financing though other means. Failure to obtain access to such financing on a timely basis may have an adverse impact on the business of the Company.

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 12 of the Q1 2024 Financial Statements. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 11 of the Q1 2024 Financial Statements.

19.	OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

38

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

20.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a field services agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and International Mineral Development and Exploration Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

During the three months ended March 31, 2024 and 2023, the Company incurred expenses with Cascabel and IMDEX as follows:

	For the three months ended
	March 31,	March 31,
	2024	2023
	$	$
Fees related to Dr. Megaw:
Exploration and marketing services	58	78
Travel and expenses	11	13
Other fees to Cascabel and IMDEX:		—
Administration for Mexican subsidiaries	14	13
Field exploration services	45	37
Share-based payments (non-cash)	95	114
	223	255

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

39

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal Asset	MAG’s effective interest
			2024 (%)	2023 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

As at March 31, 2024, Fresnillo and the Company have advanced $180,451 as shareholder loans (MAG’s 44% share $79,438) to Juanicipio, bearing interest at 1 and 6 month SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest incurred by Juanicipio was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. From January 2023 with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by Juanicipio for the three months ended March 31, 2024 totalling $1,751 (year ended December 31, 2023: $8,150) has therefore been included in MAG’s income from its equity accounted investment in Juanicipio.

During the three months ended March 31, 2024 and 2023, compensation of key management personnel (including directors) was as follows:

	For the three months ended
	March 31,	March 31,
	2024	2023
	$	$
Salaries and other short term employee benefits	463	371
Share-based payments (non-cash)	740	654
	1,203	1,025

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, and effective January 1, 2024, onwards, the Chief Development Officer.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgements

In preparing the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2024, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the Q1 2024 Financial Statements have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2023.

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2023.

22.	CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Q1 2024 Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

23.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at March 31, 2024.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The board of directors (the “Board”) approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three months ended March 31, 2024 were approved by the Board on May 13, 2024. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of March 31, 2024 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in internal controls over financial reporting during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24.	ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form is available for viewing under MAG’s profile on the SEDAR+ at www.sedarplus.ca and on SEC’s EDGAR website at www.sec.gov.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

25.	CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

•	statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
•	statements that address our expectations regarding exploration and drilling;
•	statements regarding production expectations and nameplate;
•	statements regarding the expected use of the Credit Facility;
•	statements regarding additional information from future drill programs;
•	statements regarding the expected benefits of publishing a new technical report on the Juanicipio Mine;
•	estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates;
•	the estimation of Mineral Resources;
•	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
•	the anticipated impact on the Company’s business and operations from the re-allocation of proceeds received from the Company’s recent public offerings;
•	expectations and estimates regarding use of proceeds;
•	the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
•	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
•	the effects on the Company as a result of shifts in the price and market of silver;
•	mining methodology expectations;
•	distinctly different mineralization styles expectations;
•	expected upside from additional exploration;
•	expected results from Deer Trail Project drilling;
•	expected results from Larder Project at the Fernland, Cheminis and Bear zones;
•	expected capital requirements and sources of funding;
•	the effects of First Nations and other forms of community resistance on mining operations;
•	the Company’s ability to repatriate capital form the Juanicipio Mine, obtain financing through the joint venturing of projects and raise additional debt, equity or other sources of financing;
•	the Company’s participation in equity investments;
•	statements regarding legal challenges to the amended Federal Mining Law;
•	statements regarding the Company’s ability to meet business objectives and milestones;
•	statements regarding the 2022 sustainability report, including the contents therein; and
•	other future events or developments.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

44

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the CIM Definition Standards. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

“Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

45